Exhibit (10)r

August 29, 2006

Tony Palmer
Mulberry House
59 Heybridge Lane
Prestbury, Macclesfield
SK10 4ER UK

Dear Tony:

This letter confirms the offer made to you to work for Kimberly-Clark Corporation.  Your initial assignment will be as Chief Marketing Officer reporting to Tom Falk, Chief Executive Officer and Chairman of the Board.  Your start date with Kimberly-Clark will be October 2, 2006.

Base Salary
Your starting salary for this position will be $450,000 per year.

Annual Incentive
You will be eligible to participate in Kimberly-Clark’s annual incentive plan for management. Your target will be 80% of base salary. Actual payout can range from 0% to 240% of your target.

For 2006, you will receive a non-prorated guaranteed bonus of $438,000 (paid during the first quarter of 2007).  This means that in 2006, your bonus will not fluctuate with performance as it will in future years.

Signing Bonus
You will receive a signing bonus of 29,000 restricted stock units (“RSUs”) and $200,000 in stock options. These RSUs and options will be granted at our next regular grant, currently scheduled to be October 10, 2006. At the time of grant, and as a condition of receiving this grant, you will be required to sign a Noncompetition and Confidentiality Agreement.

The RSU units will vest 20,000 on the first anniversary of the grant, 5,000 on the second anniversary, and 4,000 on the third anniversary. Any dividends declared during the vesting period will be re-invested in additional RSUs.

The number of stock options granted will be determined by dividing $200,000 by 25% of the closing price of Kimberly-Clark’s stock on the date of grant, rounded to the nearest whole number of units. These stock options will vest 30%, 30%, 40% over three years commencing with the first anniversary following the date of grant.

Long-Term Incentives
You will be eligible for annual long-term incentive grants consistent with your level and performance. Your first grant will be made in April 2007. This grant will have a total economic value of $1,000,000, granted 1/3 in stock options, 1/3 in time vested restricted stock and 1/3 in performance vested restricted stock.

Benefits and Vacation
As an employee of Kimberly-Clark, you will be eligible for a comprehensive hospitalization, medical and major medical insurance program; group life, dental, and accident insurance; an educational opportunities plan; incentive investment plan; paid vacation and holidays, and various other benefits.  Upon acceptance of this offer, you will be provided booklets explaining the terms and conditions of these benefit plans.  In addition to the summary of benefits provided to you previously, enclosed is additional information on the Incentive Investment Plan and Retirement Contribution Plan and a projection of benefits.

You will be extended an executive severance agreement (change-in-control) pursuant to the Company’s Executive Severance Plan subject to approval by the Management Development and Compensation Committee of the Board at its next meeting.  This plan provides certain benefits to you upon a change in control and subsequent loss of your employment.  A summary of the key benefits is enclosed.

You will receive 4 weeks of vacation. In addition, our current policy permits the purchase of five days of additional vacation per year. Unused vacation will be forfeited at the end of the year and not paid out in cash.

Relocation
Kimberly-Clark, in its discretion, will relocate you to Roswell, GA or Dallas, TX pursuant to the terms of the Kimberly-Clark Relocation Program for Experienced New Hires. Location will be determined at a later date. K-C’s relocation services are provided by Cendant Mobility.  Additional information is available on-line at http://pretransfer.cendantmobility.com.  A Cendant Mobility representative will contact you after they have been notified that you have successfully completed your drug screen and background check.

Severance Protection
If your employment is involuntarily terminated by Kimberly-Clark, or by you for Good Reason, during the first 5 years of your employment for any reason other than for cause, we will pay you a lump sum severance amount equal to the sum of one year’s base salary plus target bonus.  The Severance Benefit shall be calculated using your annual base salary and target bonus percentage. This Severance Benefit will be made on the first day of the seventh month following the date of your separation from service.

In addition, any of the unvested Restricted Stock units mentioned in the signing bonus section of the offer letter will vest and be paid, in stock, in conjunction with your Severance Benefit. If your termination is after the end of the calendar year and before payment of the prior year’s bonus, you also will receive any accrued but unpaid prior year MAAP bonus.

“Cause,” for purposes of this letter, is defined as follows:  (1) habitual neglect of duty or misconduct in discharging your duties, (2) excessive, unexcused and statutorily unprotected absenteeism, (3) failure or refusal to comply with any lawful K-C rule or policy, including those rules set forth in the K-C Code of Conduct, provided such rule or policy is meaningful and substantive or such failure or refusal to comply detrimentally harms K-C’s business, (4) engaging in disloyal, dishonest or illegal conduct relating to K-C’s business, (5) engaging in theft, fraud, embezzlement or other criminal activity involving the parties’ employment relationship or (6) otherwise engaging in improper conduct which K-C reasonably determines to be meaningfully detrimental to its business.

No termination for “cause” hereunder shall be effective until the Company first has provided to you in writing a statement setting forth in specific detail the basis for a cause termination hereunder.

“Good Reason,” for purposes of this letter, is defined as follows:  (1) a material reduction in your title or responsibilities that would ordinarily result in a reduction in pay, or (2) a failure by K-C to make a payment or grant to you as provided for in this letter; provided that, in all cases described above, you must give K-C notice within 30 days of such reduction or failure by K-C and K-C must not cure such reduction of failure within 30 days after your written notice, and you must terminate employment within 30 days of your notice. To receive the Severance Benefit, you will be required to execute the Corporation’s standard release agreement.  The Severance Benefit shall be paid in lieu of the benefit which you would be entitled to under the Kimberly-Clark Corporation Global Business Plan Severance Pay Plan, the Kimberly-Clark Corporation Severance Pay Plan or any other severance program then offered by K-C to its senior level executives which would have otherwise been payable by its terms (the “Severance Plan”).  Notwithstanding the foregoing, in the event that the benefit you would otherwise be entitled to receive under the Severance Plan is greater than the Severance Benefit, to the extent you remain eligible to participate in the Severance Plan, the receipt of such benefit under the Severance Plan shall be lieu of receipt of the Severance Benefit.

Stock Ownership Guidelines
The company has adopted stock ownership guidelines requiring an officer at your level to have ownership in company stock equal to 3 times base salary. An executive is permitted three years to reach this goal and time-based restricted stock or RSUs are included for purposes of the calculation. Based on our current long-term incentive program, we would expect you to be at or near the required ownership level within that timeframe. If at the end of 2008, you are not in compliance with guidelines; Tom Falk shall provide you with a period of time not to exceed 24 months to achieve compliance. A failure to be in compliance can result in a decreased long-term incentive grant.

Conditions of this Offer
This offer is subject to the completion of the attached Preplacement Health History Form, to ensure that you are physically capable of carrying out the essential duties of your position.  Of course, if you choose to make us aware that you have a disability under the Americans with Disabilities Act, we would evaluate whether that disability could reasonably be accommodated in regard to those essential job functions.  Please follow the instructions provided with the form to begin this process.

This offer is also subject to verification that you have the legal right to work in the United States as required by the Immigration Reform and Control Act of 1986.  Enclosed is a copy of Government Form I-9 which must be completed within three days of your start date.  In addition, you will be required to present certain documentation, as listed in part two of this form, as part of the required verification process.

Kimberly-Clark takes great steps to protect from disclosure its confidential and trade secret information.  In accordance with our policies, we expect that as an employee, you will protect any confidential or trade secret information you learn during your employment.  In particular, this protection will require that you sign the Confidentiality, Nonsolicitation and Assignment of

Business Ideas Agreement (“Agreement”) as a condition of your employment.  The Agreement is required of all new hires at Kimberly-Clark.

Because your position may involve access to confidential business information, the Company will perform a pre-placement background investigation.  Our offer of employment is contingent upon the results of this background investigation.  United States Public Law 104-208 requires we advise you "that an investigative consumer report including information as to character, general reputation, personal characteristics, and mode of living" may be made.  Upon written request, additional information as to the nature and scope of the report will be provided.  In order to begin the process, please complete and return to Jenny Rosas the enclosed forms.

As is usual, the employment relationship can be ended by you or Kimberly-Clark for any reason upon appropriate notice.

Attachments
The following documents have been attached to your offer letter. Please keep in mind that the documents are general overviews and will not capture your particular goals or objectives.

1.	Overview of K-C’s change-in-control plan provisions
2.	Overview of K-C’s retirement plans
3.	Booklet describing K-C’s annual incentive plan
4.	Booklet describing K-C’s Long-term incentives

Sincerely,

/s/ Bruce Cameron

R. Bruce Cameron
Director, Compensation
Attachments

cc:  Liz Gottung
       Lesley Hoare
      Jenny Rosas

Please indicate your acceptance of our offer by signing your name on the line below, and returning the signed letter to Jenny Rosas in the Compensation/HR Department.

/s/ Tony Palmer